February 17, 2009

Confidential For Use of the Commission Only

Via EDGAR and Federal Express

Securities and Exchange Commission
Attention: Michael Rosenthall

Division of Corporation Finance
Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

RE:	Depomed, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 12, 2008, response filed December 24, 2008
File No. 001-13111

Dear Mr. Rosenthall:

On behalf of Depomed, Inc. (“Depomed”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated February 3, 2009 in connection with the above-referenced Form 10-K filing.

Each response below is preceded by the comment in the Staff’s letter to which it relates.

Executive Compensation

1.                                      We note your response to comment 2.  To the extent that the individual and corporate goals were quantified and specified, your disclosure should also be quantified and specified.  For example, quantify the specified target increase in your stock price and quantify the specified achievement of Glumetza gross revenues.  Similarly, revise the other targets described to identify specified amounts and specified dates.  If you believe the requested information is confidential information that will cause competitive harm if disclosed, please provide us with a comprehensive analysis supporting your determination that disclosure will cause competitive harm and the information is not material to investors.  Additionally, discuss how difficult it will be or how likely you are to achieve the targets.  Please see Instruction 4 to Item 4(b) of Regulation S-K.

Depomed will revise its executive compensation discussion as requested by the Staff to more specifically describe, quantify and specify its corporate and each executive’s individual goals.  As requested, the description will quantify and specify corporate and individual goals, to the extent they were quantified and specified.

As requested by the Staff, a more detailed description of Depomed’s 2007 corporate objectives than was included in Depomed’s Schedule 14A filed April 9, 2008 (the “2008 Schedule 14A”) and the relative weighting assigned to each objective, is as follows:

•                  Goal:  A target increase in the Company’s stock price by December 31, 2007 of 50% (taking into account the overall market’s views of the specialty pharmaceutical industry, and the Company’s performance relative to its peers).

Weighting:  35%

Difficulty to achieve:  High

•                  Goal:  Achievement of Glumetza gross revenues of $17 million in 2007.

Weighting:  15%

Difficulty to achieve:  Moderate

•                  Goal:  Balance revenue and expenses in 2007 such that net loss is within the Board approved budget.

Weighting:  10%

Difficulty to achieve:  Moderate

•                  Goal:  Initiate a Phase 2 trial in DM-5689 for menopausal hot flashes by June 30, 2007, with completion and top line data by December 31, 2007.

Weighting:  15%

Difficulty to achieve: High

•                  Goal:  File a New Drug Application for DM-1796 for postherpetic neuralgia and enter into a commercialization arrangement for the product with a U.S. partner by December 31, 2007.

Weighting:  20%

Difficulty to achieve:  High

•                  Goal:  Initiate and complete (fully enrolled with data available) a Phase IIa trial in GERD by June 30, 2007 and, with positive data, enter into negotiations to partner the product by December 31, 2007.

Weighting:  5%

Difficulty to achieve:  High

The revised disclosure requested by the Staff related to Depomed’s 2008 corporate objectives will be consistent with the information provided above with respect to Depomed’s 2007 corporate objectives, and will be included in the executive compensation discussion in Depomed’s Schedule 14A to be filed on or before April 30, 2009 in connection with Depomed’s 2009 annual meeting of shareholders (the “2009 Schedule 14A”).

2.                                      Additionally, we note your proposed disclosure with respect to Mathew Gosling’s individual goals.  Please provide us with similar disclosure with respect to your other executive officers.

The Staff is supplementally advised that the 2007 individual objectives for Carl A. Pelzel, Depomed’s President and Chief Executive Officer, in his capacity as President and Chief Executive Officer were determined to be consistent with the Company’s overall corporate objectives described above, because only four months of 2007 remained at the time of Mr. Pelzel’s promotion to President and Chief Executive Officer.  However, in furtherance of the Company’s 2007 corporate objectives, and in light of a setback in the Company’s most advanced clinical development program that occurred in July 2007, Mr. Pelzel was tasked with recruiting additional management talent, establishing relationships with key company investors and business partners, retaining existing key employees and officers, and preparing a 2008 business plan.

The Staff is supplementally advised that the 2007 individual objectives for Carl A. Pelzel, Depomed’s President and Chief Executive Officer, in his capacity as Executive Vice President and Chief Operating Officer prior to his promotion to President and Chief Executive Officer in August 2007, were equally weighted and were as follows:

•                  Manage the termination of the Company’s relationship with Esprit Pharma related to Proquin XR so as to realize Esprit’s financial obligations to Depomed, effect an orderly transition of the product back to Depomed and to sign a new co-promotion partner;

•                  Manage the Company’s new product assessment process so that 2-3 new programs are identified through rigorous technical feasibility and commercial assessments; and

•                  Manage the Quality Assurance, Quality Control and other GMP functions at the Company so that the Company is well-positioned to pass a Pre-Approval Inspection (PAI) by the FDA early in 2008 in anticipation of an approval of Gabapentin GR for post-herpetic neuralgia.

The Staff is further supplementally advised that the 2007 individual objectives for Tammy L. Cameron, Depomed’s Controller and interim principal financial and accounting officer, and their relative weightings, were as follows:

•                  Successfully transition the finance group to report to the new Controller, and evaluate staff within the department and realign the finance group if appropriate (20% weighting);

•                  Perform principal financial and accounting duties while CFO position is vacant (30% weighting);

•                  Implement monthly close (20% weighting);

•                  Timely completion of 2008 budget (10% weighting); and

•                  Successfully complete quarter reviews and interim Sarbanes-Oxley internal control testing (20% weighting).

The Staff is further supplementally advised that the 2007 individual objectives for John N. Shell, Depomed’s Vice President, Operations, and their relative weightings, were as follows:

•                  Assist with the development of a new manufacturing process for a new product candidate (20% weighting);

•                  Reduce cost of goods where product volume supports return on investment (20% weighting);

•                  Reduce overall department expenses compared to previous year (20% weighting);

•                  Establish secondary suppliers of active pharmaceutical ingredients and clinical packaging services (15% weighting);

•                  Demonstrate continued compliance with standard operating procedures related to Good Manufacturing Practices (10% weighting);

•                  Enhance effectiveness of operations representatives on development teams (10% weighting); and

•                  Implement new employee review system (5% weighting).

The revised disclosure requested by the Staff related to Mr. Pelzel, Ms. Cameron, Mr. Gosling and Depomed’s other named executive officers’ 2008 individual objectives will be (a) consistent with the information provided above, (b) quantified and specified to the extent such individual objectives are quantified and specified, and (c) included in the executive compensation discussion in the 2009 Schedule 14A.

* * * *

Depomed acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Depomed may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the Staff to assist Depomed in resolving the above comments.  Please contact the undersigned at (650) 813-5018 if you have any questions regarding the response to the Staff’s comment letter set forth herein.

Sincerely,

/s/ Kyle Guse

Kyle Guse

cc: Matthew M. Gosling, Depomed, Inc.